SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Alejandro A. Urricelqui

Cablevisión Holding S.A.

Tacuarí 1842, 4th. Floor

(1139) Buenos Aires, Argentina

Telephone: +54 11 4309 3417

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2208

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons GC Dominio S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 841,666,658

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 841,666,658

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 841,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)* 57.27%

14.	Type of Reporting Person (See Instructions) HC/CO

*Calculated over 627,930,005 Class B Shares (as defined below) of the Issuer and 841,666,658 Class D Shares (as defined below) held by the Reporting Person. The 841,666,658 Class D Shares beneficially owned by the Reporting Person represent 39.08% of the total post-Merger (as defined below) capital stock of the Issuer. The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons Cablevisión Holding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 841,666,658

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 841,666,658

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 841,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)* 57.27%

14.	Type of Reporting Person (See Instructions) HC/CO

*Calculated over 627,930,005 Class B Shares outstanding of the Issuer and 841,666,658 Class D Shares beneficially owned by the Reporting Person. The 841,666,658 Class D Shares beneficially owned by the Reporting Person represent 39.08% of the total post-Merger capital stock of the Issuer. The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons VLG Argentina, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of American Depositary Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 434,909,475

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 434,909,475

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,909,475

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)* 40.92%

14.	Type of Reporting Person (See Instructions) HC/OO

*Calculated over 627,930,005 Class B Shares outstanding of the Issuer and 434,909,475 Class D Shares beneficially owned by the Reporting Person. The 434,909,475 Class D Shares beneficially owned by the Reporting Person represent 20.19% of the total post-Merger capital stock of the Issuer. The Reporting Person does not hold Class B Shares.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”) of Telecom Argentina S.A. (the “Issuer”), a portion of which is represented by American Depositary Shares (“ADSs”) which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.  Identity and Background

(a)           GC Dominio S.A. (“GC Dominio”), a sociedad anónima (corporation) organized under the laws of the Republic of Argentina, Cablevisión Holding S.A. (“CVH”), a sociedad anónima (corporation) organized under the laws of the Republic of Argentina, and VLG Argentina, LLC (“VLG,” and together with CVH and GC Dominio, the “Reporting Persons”), a limited liability company organized under the laws of the State of Delaware, are filing this Statement.

(b)           GC Dominio’s principal address is Piedras 1743, City of Buenos Aires, C1140ABK, Argentina.

CVH’s principal business address is Tacuarí 1842 (1139), City of Buenos Aires, Argentina.

VLG’s principal business address is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware, United States of America.

(c)           GC Dominio is a holding company and its principal asset are its voting rights over 64.25% of CVH’s share capital. GC Dominio’s shares are owned by ELHN - Grupo Clarín New York Trust (35.555%);  HHM - Grupo Clarín New York Trust (35.355%); (iii) LRP - Grupo Clarín New York Trust (14.555%) and Mr. José Antonio Aranda (14.555%).

CVH is a holding company and, as a result of the Merger (as defined below), its principal asset is its direct and indirect (through VLG) ownership of 39.08% of the total post-Merger capital stock of the Issuer.

VLG is a holding company and, as a result of the Merger, its principal asset is its direct ownership of 20.19% of the total post-Merger capital stock of the Issuer. VLG is a wholly-owned subsidiary of CVH and CVH is the sole managing member of VLG.

The name, citizenship, present principal occupation or employment and business address of each director of CVH and GC Dominio are set forth in Schedule A hereto. GC Dominio, CVH and VLG have not appointed executive officers.

(d)           During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 4 of this Statement is incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction

On June 30, 2017, the Issuer and Cablevisión S.A.(“Cablevisión”), a sociedad anónima (corporation) organized under the laws of the Republic of Argentina, entered into a Preliminary Merger Agreement (Compromiso Previo de Fusión) (the “Cablevisión Preliminary Merger Agreement”), which set forth the preliminary terms and conditions, as approved by the board of directors of each company, of a proposed merger between the Issuer and Cablevisión (the “Merger”). Prior to the Merger, CVH, directly and indirectly through VLG, held 60% of Cablevisión, which provided a wide range of cable television, data transmission, internet and mobile services.

The consummation of the Merger was made subject to the receipt of necessary regulatory approvals, including the receipt of the authorization from ENACOM (Ente Nacional de Comunicaciones) (the “Regulatory Approval”).  A copy and free translation of the Preliminary Merger Agreement are attached hereto as Exhibits 99.1 and 99.2 and incorporated herein by reference.

Upon the completion of the Merger:

•                                                          Cablevisión dissolved without liquidation and transferred all of its rights, obligations, assets and liabilities to the Issuer;

•                                                          Cablevisión merged into the Issuer and the Issuer became the surviving entity;

•                                                          Shareholders of Cablevisión became shareholders of the Issuer;

•                                                          The Issuer amended its bylaws, which amendment became effective as of the effective date of the Merger;

•                                                          The Issuer created a new class of shares of the Issuer’s capital stock (the “Class D Shares”) that have the same voting and economic rights as Class A stock of the Issuer (the “Class A Shares”), and pursuant to the amended bylaws of the Issuer, directors nominated by Class A and Class D capital shareholders and the Class A and Class D capital shareholders (if the matters are presented for the consideration of such shareholders), have supermajority rights with respect to certain matters, including:

•                  certain increases in key employees compensation;

•                  the merger or consolidation of the Issuer, with limited exceptions;

•                  certain acquisitions or dispositions of the Issuer or its subsidiaries;

•                  the issuance, redemption or repurchase by the Issuer of any of its capital stock;

•                  the incurrence of indebtedness above certain thresholds;

•                  the making of capital expenditures not contemplated in a business plan or annual budget in excess of U.S.$45 million in the aggregate in a given fiscal year, excluding certain capital expenditures made for improvement or maintenance purposes;

•                  the entering into of certain material contracts;

•                  any transaction with an affiliate of a shareholder party to the TEO Shareholders Agreement (as defined below);

•                  the deregistration of any securities of the Issuer; and

•                  certain modifications to the Issuer’s dividend policy;

•                                                          The Class A and Class D capital stock will not be registered with the U.S. Securities and Exchange Commission and will not be listed on any U.S. stock exchange;

•                                                          The Issuer increased its share capital and issued additional Class A Shares and new Class D Shares of the Issuer’s capital stock, each of which are convertible to Class B Shares;

•                                                          The additional Class A Shares and new Class D Shares of the Issuer were distributed as follows:

•                  FM (as defined below) received 169,900,858 Class A Shares;

•                  CVH received 406,757,183 new Class D Shares; and

•                  VLG (pre split-off of VLG, as described below) was entitled to receive 607,870,365 new shares, comprised of Class A Shares and Class D Shares equivalent to the ownership FM and CVH had in VLG upon the effectiveness of the Merger.

•                  FM and CVH undertook a split-off transaction (escisión) and executed a split-off agreement (the “Split-off Agreement”) in respect of VLG, as a result of which VLG was split into two companies holding in the aggregate the capital stock of Cablevisión and/or VLG’s right to receive shares of the Issuer in exchange for such Cablevisión shares upon the effectiveness of the  Merger. The split-off reflected FM and CVH’s respective interests in VLG immediately prior to the Merger (CVH held 71.55% of VLG and FM held 28.45% of VLG). CVH remained as the sole member of VLG and FM’s right to receive underlying shares in the Issuer were vested with a new entity (“VLG Split-off”). CVH retained 100% of VLG and has no interest in VLG Split-off (or its successor). In addition, FM, FTL (as defined below) and CVH will contribute a portion of their interests in the capital stock of the Issuer to a voting trust that will be subject to the shareholders agreement described below.

•                                                          The Issuer’s new shares were allocated based on a fixed exchange ratio of 1 share of Cablevisión for every 9,871.07005 Class A Shares or Class D Shares of the Issuer’s capital stock to be issued as a result of the Merger, among: (i) Fintech Media, LLC (“FM”), a subsidiary of Fintech Advisory Inc (“FAI”), and a former shareholder of Cablevisión and the member of VLG Split-off (or its successor); (ii) CVH, a former shareholder of Cablevisión and the member of VLG; (iii) VLG Split-off (or its successor) and (iv) VLG.

As a result of the Merger, CVH received 406,757,183 Class D Shares of the Issuer representing approximately 18.89% of the post-Merger capital stock of the Issuer, and VLG received 434,909,475 Class D Shares of the Issuer representing approximately 20.19% of the post-Merger capital stock of the Issuer.

The effectiveness of the Merger was subject to the satisfaction of the following conditions, which were satisfied on January 1, 2018:

•                                                          Telecom having prepared its technical and operational systems with the capacity to absorb the operations of Cablevisión;

•                                                          the execution of the Final Merger Agreement, as required under Argentine law; and

•                                                          the receipt of the Regulatory Approval.

The summary of the Preliminary Merger Agreement contained in this Statement is qualified in its entirety by reference to the full version of such agreement attached as an exhibit hereto.

On July 7, 2017, Fintech Telecom, LLC (“FTL”), FAI, FM, VLG and CVH entered into a shareholders agreement (“TEO Shareholders Agreement”), which regulates certain matters as to the corporate governance of the Issuer which became effective upon completion of the Merger, while other provisions became effective simultaneously upon the execution of the TEO Shareholders Agreement. A copy of the TEO Shareholders Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The TEO Shareholders Agreement provides, among other matters, the following:

•                                                          Any capital stock of the Issuer as the surviving company (such capital stock, “Post-Merger Shares”), upon effectiveness of the Merger and the corporate reorganization of the Issuer pursuant to which Sofora Telecomunicaciones S.A, Nortel Inversora S.A. and Telecom Personal S.A. were merged into Issuer (the “Corporate Reorganization”), owned by VLG would be split-off pro rata between FM and CVH based on their holdings of VLG membership interests as of the date of the split-off. As described above, FM and CVH undertook the split-off transaction (escisión) as a result of which CVH, through VLG, owns 434,909,475 Class D Shares of the Issuer and VLG Split-off (or its successor), owns 172,960,890 Class A Shares of the Issuer,

•                                                          Any shareholders party to the TEO Shareholders Agreement (any such shareholder, a “SHA Party”) are subject as of the date of the agreement to restrictions on the transfer of all their shares of the Issuer both prior to and upon effectiveness of the Merger and the Corporate Reorganization, as applicable, including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of Post-Merger Shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of the Post-Merger Shares;

•                                                          FTL and CVH have undertaken to execute a voting trust agreement (the “Voting Trust Agreement”) pursuant to which each (i) will deposit certain Post-Merger Shares (in the case of CVH’s shares, the “Class D Trust Shares” and in the case of FTL’s shares, the “Class A Trust Shares”) in a voting trust (the “CVH Voting Trust”), which, when added to the Post-Merger Shares held by CVH, will exceed fifty percent (50%) of the outstanding Post-Merger Shares, and (ii) will appoint a co-trustee who will be designated to vote the shares in accordance with the terms of the Voting Trust Agreement. The Voting Trust will cause its Post-Merger Shares to be voted pursuant to the instructions of the CVH co-trustee, except with respect to certain veto matters, in which case the FTL co-trustee will determine how the Post-Merger Shares subject to the Voting Trust will be voted;

•                                                          The Board of Directors of the Issuer will consist of 11 members.  Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their Post-Merger Shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the Post-Merger Shares;

•                                                          Subject to CVH and FTL satisfying certain ownership thresholds of the Post-Merger Shares, CVH will be entitled to designate the Chief Executive Officer and other key employees of the Issuer and FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;

•                                                          An executive committee of the Issuer will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds of Post-Merger Shares. In addition, CVH will be entitled to designate two members of the Issuer’s statutory audit committee and three members of the Issuer’s statutory supervisory committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the of statutory audit committee and two members of the statutory supervisory committee;

•                                                          Prior to each shareholder meeting or any other meeting of the Issuer upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their Post-Merger Shares at such meeting in accordance with the provisions of the TEO Shareholders Agreement;

•                                                          The Issuer is required to maintain a listing of the Class B Shares and the ADSs representing the Class B Shares on the Securities Market of Buenos Aires (Bolsas y Mercados Argentinos) and the New York Stock Exchange, respectively;

•                                                          Each SHA Party and its respective affiliates is prohibited from acquiring any capital stock of the Issuer (prior to the Merger), any Post-Merger Shares (upon effectiveness of the Merger and Corporate Reorganization) or any capital stock of Nortel in each case from a third party without (i) proper notice to the other SHA Parties and (ii) the right for such other SHA Parties to purchase fifty percent (50%) of the shares to be purchased from the third-party; provided that CVH may acquire an additional two percent (2%) of any Post-Merger Shares without complying with the foregoing obligations.

•                                                          In the event that a public acquisition offer (oferta pública de adquisición) is required in connection with the Merger, CVH will launch such public acquisition offer to acquire Class B Shares of the Issuer, and FTL will be jointly and severally liable for payment for, and will receive following the closing of such public acquisition offer, fifty percent (50%) of any Class B Shares of the Issuer tendered in such public acquisition offer;

•                                                          Subject to satisfying certain ownership thresholds of the Post-Merger Shares, each of FTL and CVH, and certain other shareholders of the Issuer that subsequently become a SHA Party, will have certain veto rights over corporate governance matters of the Issuer, including those supermajority rights under the summary of the Merger Agreement;

•                                                          The SHA Parties agree to cause the Issuer to declare and pay dividends if its consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments. FTL will be entitled to cause the Issuer to make dividend payments in excess of the Issuer’s dividend policy for so long as any Bono de Goce Class A (to be assumed by the Issuer in connection with the Corporate Reorganization) remains outstanding; and

•                                                          Each SHA Party will have certain registration rights with respect to Class B Shares of the issuer subject to the SHA Party satisfying certain ownership thresholds of the Post-Merger Shares.

Once the CVH Voting Trust is formed, CVH may be deemed to have shared voting power with FTL with respect to the Class A Trust Shares beneficially owned by FTL.

In addition, FTL, FM and FAI entered into an Option Agreement, dated July 7, 2017 (“Option Agreement”) with CVH, which provided CVH the option to purchase equity interests in a vehicle from FAI or FM, as the case may be, that contained or would contain the equivalent of 13.51% of the total outstanding capital of the Issuer (after giving effect to the Corporate Reorganization but prior to the Merger) or membership interests in VLG or any successors of VLG formed by split-off. The option was exercisable between the date on which the option price was paid and the earlier of (i) 60 days after the receipt of the Regulatory Approval, (ii) five business days prior to the effective date of the Merger and (iii) July 7, 2018. The exercise price of the option was US$634,275,282 plus interest at a rate of 6% per annum. On October 6, 2017, CVH made an advance payment of the call option price for an aggregate amount of US$634,275,282. Pursuant to the Option Agreement, in exchange for such advance payment, FM granted a first ranking pledge over a certain percentage of its ownership of VLG prior to the split-off. On December 27, 2017, CVH exercised the call option and, upon the closing of the Option Agreement, became the owner of an additional 21.55% membership interests of VLG (prior to the split-off of VLG), which raised CVH’s membership interests in VLG (prior to the split-off of VLG) to 71.55%. A copy of the Option Agreement and the Exercise Notice are attached hereto as Exhibit 99.4 and Exhibit 99.5, respectively, and incorporated herein by reference.

On September 24, 2017, CVH, as borrower, executed a credit agreement (the “Credit Agreement”) with Citibank, N.A. (“Citi”), Goldman Sachs Bank USA (“Goldman Sachs”), Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch (“ICBC”), Itaú Unibanco S.A., Nassau Branch (“Itaú”, and together with Citi, Goldman Sachs, ICBC and any other lenders party thereto from time to time, collectively, the “Lenders”), Citigroup Global Markets Inc., Goldman Sachs Bank USA, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, and Itaú Unibanco S.A., Nassau Branch (each in its capacity as a joint lead arranger and joint bookrunner, collectively, the “Arrangers”), Citibank, N.A., as Administrative Agent (together with its permitted successors in such capacity, “Administrative Agent”), Citibank, N.A., as offshore collateral agent, and the branch of Citibank, N.A. established in the Republic of Argentina, as Onshore Collateral Agent, for aggregate principal amount not to exceed $750,000,000, the proceeds of which would be used, among others, to fund any advance payments under the Option Agreement or paying the price payable to exercise the call option set forth in the Option Agreement. The disbursement of the funds pursuant to the Credit Agreement took place on September 28, 2017 and CVH utilized such funds to make the advance payment of the Option Agreement as described in the paragraph above. As security for its obligations under the Credit Agreement, CVH granted a first priority pledge under Argentine law over 30,123 ordinary shares of Cablevisión representing 25.10% of the capital stock and votes of Cablevisión, which on January 1, 2018 were exchanged for 297,346,243 Class D Shares of the Issuer. A copy of the Credit Agreement is attached hereto as Exhibit 99.6 and incorporated herein by reference.

The Regulatory Approval was obtained on December 21, 2017.

The summaries of the TEO Shareholders Agreement, the Option Agreement, the Exercise Notice and the Credit Agreement contained in this Statement are qualified in their entirety by reference to their full versions attached as exhibits hereto.

The Reporting Persons may acquire additional Class B Shares, ADSs or shares convertible into Class B Shares and/or sell or hold Class B Shares, ADSs or shares convertible into Class B Shares. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons review of numerous factors, including, among other things, the price levels of the Class B Shares, ADSs or shares convertible into Class B Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Statement, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person listed in Schedule A, have any present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)- (b)    As of the date of this Statement, the Reporting Persons may be deemed to have the following beneficial ownership interests in shares of the Issuer convertible into the Class B Shares:

	Directly Owned		Indirectly Owned		Aggregate amount beneficially Owned
Holder	Number	% of Class(1)	Number	% of Class(1)	Number	% of Class(1)
GC Dominio(2)	0	0.00%	841,666,658	52.27%	841,666,658	52.27	(5)%
CVH (3)	406,757,183	27.68%	434,909,475	29.59%	841,666,658	52.27	(5)%
VLG(4)	434,909,475	40.92%	0	0.00%	434,909,475	40.92	(6)%

(1)           All percentages based on (i) the 627,930,005 outstanding Class B Shares of the Issuer plus (ii) the Class D Shares beneficially owned by each Reporting Person.

(2)           GC Dominio controls 64.25% of the votes of CVH. Consequently, GC Dominio may be deemed to beneficially own all Class D Shares beneficially owned, directly and indirectly, by CVH.

(3)           CVH directly owns 406,757,183 new Class D Shares of the Issuer pursuant to the Merger. In addition, CVH holds 100% of the membership interests of VLG. Consequently, CVH may be deemed to beneficially own all Class D Shares of the Issuer that are directly owned by VLG.

(4)           Pursuant to the Merger, VLG received 434,909,475 Class D Shares of the Issuer (due to CVH’s 71.55% ownership in VLG prior to the VLG split-off).

(5)           The 841,666,658 Class D Shares beneficially owned by the Reporting Person represent 39.08% of the total post-Merger capital stock of the Issuer.

(6)           The 434,909,475 Class D Shares beneficially owned by the Reporting Person represent 20.19% of the total post-Merger capital stock of the Issuer.

The Reporting Persons do not hold Class B Shares.

As of the date of this Statement, Mr. Sebastian Salaber held 684 Class B Shares of the Issuer, which represent 0.000108929% of the Class B Shares of the Issuer. Mr. Salaber has sole voting and dispositive power with respect to the Class B Shares he holds of record.

As of the date of this Statement, Mr. Gonzalo Blaquier has a 20% interest in a brokerage account (the “Brokerage Account”) held with other members of his family which held 1,826 ADSs, equivalent to 9,180 Class B Shares of the Issuer, which represent 0.0014619464% of the Class B Shares of the Issuer. Mr. Blaquier has shared voting and shared dispositive power with respect to such ADSs.

Except as set forth in this Item 5(a)-(b) of this Statement, to the knowledge of the Reporting Persons, none of the persons set forth in Schedule A held any Class B Shares or shares convertible into Class B Shares directly or has the right to vote or dispose of any Shares held by the Reporting Persons as of the date of this Statement.

The Reporting Persons may be deemed to be a group in relation to their respective holdings of shares of the Issuer. The Reporting Persons do not affirm the existence of a group. Except as set forth in this Item 5(a)-(b) of this Statement, each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Statement. Each of the Reporting Persons disclaims beneficial ownership of all of the Class A Shares of the Issuer mentioned in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)           On November 16, 2017, the Brokerage Account sold 2,444 ADSs at a price of US$32.95 per ADS on the New York Stock Exchange through a broker dealer.

Except as set forth in this statement, none of the Reporting Persons, or to the Reporting Person s’ best knowledge, without independent verification, any other person named in Schedule A, has effected any transaction in shares of the Issuer’s Class B Shares during the past 60 days.

(d)           To the Reporting Persons’ best knowledge, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in item 4 above, which is incorporated herein by reference, and in the agreements attached as exhibits hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in item 2 and between such persons and any person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Preliminary Merger Agreement, dated as of June 30, 2017, between Telecom Argentina S.A. and Cablevisión S.A.

99.2	Free Translation of the Preliminary Merger Agreement, dated as of June 30, 2017, between Telecom Argentina S.A. and Cablevisión S.A.

99.3	Shareholders Agreement, dated as of July 7, 2017, among VLG Argentina LLC, Cablevisión Holding S.A., Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc.

99.4	Option Agreement, dated as of July 7, 2017, among Cablevisión Holding S.A., Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc.

99.5	Exercise Notice, dated as of December 27, 2017, from Cablevisión Holding S.A. to Fintech Media, LLC.

99.6

Credit Agreement, dated as of September 24, 2017, Cablevisión Holding S.A., Citibank, N.A., Goldman Sachs Bank USA, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, Itaú Unibanco S.A., Nassau Branch, inter alios.

99.7	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2018

CABLEVISIÓN HOLDING S.A.

By:	/s/ Alejandro Alberto Urricelqui
Name:	Alejandro Alberto Urricelqui
Title:	Chairman and Chief Executive Officer

GC Dominio S.A.

By:	/s/ Héctor Horacio Magnetto
Name:	Héctor Horacio Magnetto
Title:	Chairman

CABLEVISIÓN HOLDING S.A., as managing member of VLG Argentina LLC.

By:	/s/ Alejandro Alberto Urricelqui
Name:	Alejandro Alberto Urricelqui
Title:	Chairman and Chief Executive Officer of Cablevisión Holding S.A., the managing member of VLG Argentina, LLC

Schedule A

The following sets forth the name, citizenship, present principal occupation or employment of each director CVH and GC Dominio. GC Dominio, CVH and VLG have not appointed executive officers. To the best of the Reporting Persons’ knowledge, except as set forth on Schedule 13D, none of the directors or executive officers of CVH or GC Dominio own any Class B Shares or any shares convertible into Class B Shares.

Board of Directors of Cablevisión Holding S.A.

Name	Title	Citizenship	Present Principal Occupation or Employment	Business Address

Alejandro A. Urricelqui	Chairman and Director	Argentina	Chairman of Cablevisión S.A.	Tacuarí 1842 (1139), 4th floor, Buenos Aires, Argentina

Damián F. Cassino	Vice-Chairman and Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Sebastián Bardengo	Director	Argentina	Director of CVH	Tacuarí 1842 (1139), 4th floor, Buenos Aires, Argentina

Ignacio José María Sáenz Valiente	Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Francisco I. Acevedo	Director	Argentina	Director of Corporate Control of Cablevisión S.A	Tacuarí 1842 (1139), 4th floor, Buenos Aires, Argentina

Nicolás S. Novoa	Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Alan Whamond	Director	Argentina	Consultant, President at Consultora Tecnopolitica (consulting firm)	Pje.Tres Sargentos 422 PB 2 (1054), Buenos Aires, Argentina

Nelson Damián Pozzoli	Director	Argentina	Partner at Inverlat S.A. (private investment firm)	Paroissien 1930 (1429), Buenos Aires, Argentina

Gonzalo Blaquier	Director	Argentina	Private Consultant	Av. Gral. Ortiz de Ocampo 3138 (1425), Buenos Aires, Argentina

Sebastián Salaber	Director	Argentina	Private Consultant	Av. Corrientes 415 (1043), Buenos Aires, Argentina

Claudia I. Ostergaard	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Av. Corrientes 531, 9th Floor (1043), Buenos Aires, Argentina

María de los Milagros Paez	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

María Lucila Romero	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Alejandro Río	Alternate Director	Argentina	Partner at Sophia Capital (private investment firm)	Av. Coronel Díaz 2333 6D (1425), Buenos Aires, Argentina

Patricio Gómez Sabaini	Alternate Director	Argentina	Partner of Sur Capital Partners (private investment firm)	Av. Coronel Díaz 2857 (1425), Buenos Aires, Argentina

Francisco Saravia	Alternate Director	Argentina	Partner at Oría, Colombres & Saravia Abogados (law firm)	Av. Leandro N. Alem 651, 9th Floor (1001), Buenos Aires, Argentina

Gervasio Colombres	Alternate Director	Argentina	Partner at Oría, Colombres & Saravia Abogados (law firm)	Av. Leandro N. Alem 651, 9th Floor (1001), Buenos Aires, Argentina

Board of Directors of GC Dominio S.A.

Name	Title	Citizenship	Present Principal Occupation or Employment	Business Address

Héctor Horacio Magnetto	Chairman and Director	Argentina	Media Businessman	Piedras 1743 (1140), Buenos Aires, Argentina

José Antonio Aranda	Vice Chairman and Director	Argentina	Media Businessman	Piedras 1743 (1140), Buenos Aires, Argentina

Lucio Rafael Pagliaro	Director	Argentina	Media Businessman	Piedras 1743 (1140), Buenos Aires, Argentina

Nicolás S. Novoa	Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

María Lucila Romero	Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Ignacio José María Sáenz Valiente	Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Damián F. Cassino	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Florida 954 (1005), Buenos Aires, Argentina

Héctor M. Aranda	Alternate Director	Argentina	CEO at Arte Gráfico Editorial Argentino S.A (graphic editing company)	Piedras 1743 (1140), Buenos Aires, Argentina

Lucio Andrés Pagliario	Alternate Director	Argentina	Psychologist	Piedras 1743 (1140), Buenos Aires, Argentina

Claudia I. Ostergaard	Alternate Director	Argentina	Partner at SVA Abogados (law firm)	Av. Corrientes 531, 9th Floor (1043), Buenos Aires, Argentina

Santiago José María Sáenz Valiente	Alternate Director	Argentina	Foreign Attorney at Fox Horan & Camerini LLP (law firm)	825 Third Avenue, New York, United States of America

Exhibit Number	Description

99.1	Preliminary Merger Agreement, dated as of June 30, 2017, between Telecom Argentina S.A. and Cablevisión S.A.

99.2	Free Translation of the Preliminary Merger Agreement, dated as of June 30, 2017, between Telecom Argentina S.A. and Cablevisión S.A.

99.3	Shareholders Agreement, dated as of July 7, 2017, among VLG Argentina LLC, Cablevisión Holding S.A., Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc.

99.4	Option Agreement, dated as of July 7, 2017, among Cablevisión Holding S.A., Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc.

99.5	Exercise Notice, dated as of December 27, 2017, from Cablevisión Holding S.A. to Fintech Media, LLC.

99.6

Credit Agreement, dated as of September 24, 2017, Cablevisión Holding S.A., Citibank, N.A., Goldman Sachs Bank USA, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, Itaú Unibanco S.A., Nassau Branch, inter alios.

99.7	Joint Filing Agreement

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